EXHIBIT 1

First Manhattan Comments on Addition to Vivus’ Board of Directors

Action Is Nothing More Than an Attempt by an Entrenched Board To Retain Control At All Costs

NEW YORK--(BUSINESS WIRE)--First Manhattan Co. (FMC), an owner-managed and operated investment advisory firm and the largest shareholder of VIVUS, Inc. (“Vivus” or the "Company") (NASDAQ: VVUS) with approximately 9.64 percent of the outstanding common stock of the Company, today issued the following statement regarding Vivus’ announcement that it has added a director to its now seven person Board of Directors.

“We are pleased that Vivus has chosen to add a new director with large pharma experience and one who has been associated with a long-standing shareholder. It is a sad statement that multiple failed attempts to launch Qsymia, an obesity drug with blockbuster potential, were clearly not enough to prod this Board into action. It was only in response to FMC’s campaign to elect our six highly qualified nominees that the current Board has chosen to act.

“The addition of a new director is a typical tactic taken from a defensive playbook that is often used by entrenched Boards seeking to retain control at all costs. Vivus’ Board and its senior management have repeatedly failed in multiple attempts to launch Qsymia. The result has been a significant destruction of nearly $1.7 billion, or 60 percent, of shareholder value since July 17, 2012, the date Qsymia was approved by the FDA.

“We believe that Vivus’ shareholders deserve a new approach. The addition of one retired large pharma director falls woefully short. A total Board overhaul is necessary at Vivus. Our highly qualified nominees have the experience, skills and independence necessary to attract the best talent, successfully partner Qsymia, and execute on its U.S. commercialization and E.U. approval.

“Our nominees will examine all strategic options available to maximize value for Vivus’ shareholders, including a value-creating partnership for Qsymia, and judiciously cutting the Company’s SG&A expenses, which have grown to roughly $50 million in the fourth quarter of 2012. Despite this profligate spending, net product revenue was under $2 million in that same quarter. Qsymia has great potential, but not under this Board. We intend to cut wasteful spending in order to focus Vivus’ financial and human capital on the commercialization of Qsymia.

“Vivus’ shareholders are currently represented by an insular board with excessive management representation. This is the same board that has refused numerous requests by First Manhattan to schedule its annual meeting by June 30, 2013, thereby delaying the right of Vivus’ shareholders to have their critical say in the future of their investment. Once again, First Manhattan calls on Vivus to immediately set the record date and schedule its annual meeting for no later than June 30, 2013, which would already be more than one year since its last annual meeting in 2012. On behalf of all shareholders, we demand that the Board let the owners of the Company know why it is delaying their right to elect directors at an annual meeting.”

First Manhattan and its nominees believe that substantial value can be unlocked at Vivus with the right strategy and leadership. First Manhattan has proposed a slate of highly qualified nominees for election to Vivus’ Board. At the time we first nominated our candidates on March 7, 2013, Vivus had only six directors on its Board. First Manhattan reserves the right to nominate additional candidates depending on the number of Vivus’ nominees. Biographies of First Manhattan’s nominees, including two alternate nominees, follow:

•	Michael Astrue: Mr. Astrue most recently served as Commissioner of the Social Security Administration from 2007 to 2013, and was one of six Trustees of the Medicare & Social Security Trust Funds. He served as Interim Chief Executive Officer at Epix Pharmaceuticals from 2005 to 2006, during which time he successfully engineered the company’s merger. Prior to that, he served as President and Chief Executive Officer of Transkaryotic Therapies where he executed one of the most successful corporate turnarounds in the history of the biotechnology industry. Under his stewardship, Transkaryotic Therapies' share price increased from $3.80 at the start of his tenure to $37.00 when the company was sold two years later for $1.6 billion. He has served as Chairman of the Massachusetts Biotechnology Council from 2000 to 2002 and on the public company boards of Transkaryotic Therapies, ArQule Inc. (Nasdaq: ARQL), CuraGen Corporation and Tercica Inc. Other senior roles Mr. Astrue has held during his distinguished 30 year career include serving as Vice President & General Counsel at Biogen from 1993 to 1999, General Counsel for the U.S. Department of Health & Human Services from 1989 to 1992, and Associate Counsel to Presidents Ronald Reagan and George Bush from 1988 to 1989, among other roles. Mr. Astrue received a J.D. from Harvard Law School and B.A. in Philosophy & English from Yale University.

•	Jon Biro: Mr. Biro currently serves as Executive Vice President and Chief Financial Officer at Consolidated Graphics, Inc. (NYSE: CGX), a leading commercial printing services company. Prior to Consolidated Graphics, he spent 14 years at ICO, Inc., a manufacturer of specialty resins and provider of polymer processing services, including serving as Senior Vice President, Chief Financial Officer, Treasurer, a director, and for a time as interim Chief Executive Officer. At ICO, he helped manage an operational turnaround, including the improvement of the balance sheet and overall capital structure, which helped to increase the company’s stock price over six-fold. He also served as a director of Aspect Medical from June to November 2009 during which the company’s stock doubled and the company was sold. He currently is a director at IBERIA Bank (Nasdaq: IBKC) and Crown Crafts, Inc. (NASDAQ: CRWS). Mr. Biro received an M.S. in Accounting from the University of Houston and a B.A. in Psychology from the University of Texas.

•	Dr. Samuel Colin: Dr. Colin is a Senior Managing Director at First Manhattan Co. (FMC), an investment firm founded in 1964 with more than $14 billion in assets currently under management. Dr. Colin joined the firm in 1994, and is the founding and sole portfolio manager of FMC's healthcare funds, First Health and First BioMed with assets under management exceeding $500 million. In addition, he advises the firm on healthcare investments. He has invested in hundreds of small to large-cap healthcare companies including biotechnology, pharmaceutical, and medical device companies in the US, EU, and Japan. He has an extensive knowledge of the clinical, commercial, and regulatory history of obesity therapeutics and was a major participant in the recapitalization of Orexigen (OREX), an obesity therapeutics company, at $1.45 per share in December 2011. He has developed deep relationships with management teams across the biotech and pharmaceutical industry. Prior to joining FMC, Dr. Colin served as a resident at the Yale-New Haven Hospital from 1992-1994. He received his M.D. from the Yale School of Medicine in 1992, and graduated from Brown University, B.Sc. Human Biology, magna cum laude, in 1986.

•	Dr. John Kastelein: Dr. Kastelein has spent his career of more than 30 years devoted to the study of medical genetics, lipidology and molecular biology. He is Professor of Medicine at the Department of Vascular Medicine at the Academic Medical Center of the University of Amsterdam, where he also serves as Strategic Chair of Genetics of Cardiovascular Disease. His research on metabolic disorders is internationally recognized as the key paradigm for understanding the relationship between low density lipoprotein cholesterol and heart disease. He also is an executive consultant to the cardiovascular and metabolic franchises of many leading biotechnology and pharmaceutical companies, including Amarin, Amgen, Bristol-Myers Squibb, Genentech, Merck, Novartis, Pfizer, Regeneron and Sanofi-Aventis. His advisory work has also included accompanying numerous companies to meetings with the European Medicines Agency, including Aegerion, CSL Behring, Eli Lilly, ISIS, The Medicines Company, and UniQure (formerly Amsterdam Molecular Therapeutics). For UniQure, a company he co-founded, he helped secure approval from the EMA’s Committee for Medicinal Products for Human Use (CHMP) for the first gene therapy ever approved worldwide. The approval was granted after two previous rejections. Dr. Kastelein has also served on Steering Committees of many landmark cardiovascular trials, including for TNT, IDEAL, METEOR, JUPITER, ACHIEVE, and the Sanofi PCSK9 Phase III (ODYSSEY) programme. Additionally, he is currently a personal consultant to the Chief Executive Officers of AstraZeneca and Cerenis Therapeutics and the heads of research at Roche and TEVA. In addition to co-founding UniQure, he was also a founder of Dezima Pharma, a biotechnology company focused on therapies for dyslipidemia. His distinguished career has also included positions such as President of the Dutch Atherosclerosis Society and Chair of the National Scientific Committee on Familial Hypercholesterolemia. Dr. Kastelein received his medical degree from the University of Amsterdam.

•	David Norton: Mr. Norton served in a variety of senior leadership positions during his more than 32-year career at Johnson & Johnson (NYSE: JNJ), most recently as Company Group Chairman, Global Pharmaceuticals from 2009 until his retirement from the company in September 2011. As Company Group Chairman, he was responsible for leading and developing the strategic growth agenda, including the licensing, acquisitions and divestment strategies, and ensuring alignment between global strategic functions, research and development and the commercial organizations. Under his stewardship, J&J successfully commercialized numerous blockbuster products, including Prepulsid / Propulsid (Europe), Risperdal (Australia, Europe), Aciphex (US), Risperdal Consta (US and Europe), Durogesic / Duragesic (US and Europe), and Prezista (US and Europe). He also negotiated a novel pricing and reimbursement program for Velcade with the U.K. Department of Health, helping to drive increased sales. Also under his supervision, J&J secured numerous acquisition, divestitures, in-licensing and collaboration agreements, including acquiring Cougar Biotechnology and Zytiga, in-licensing of Incivo (Hepatitis C compound for Europe), and selling J&J's Animal Health business to Eli Lilly. J&J’s Pharmaceutical Group’s revenues grew to $22 billion, 30% of the company’s total revenue, during his tenure. Previously, Mr. Norton served as U.S. Domestic President for Janssen Pharmaceuticals (a J&J unit), Company Group Chairman for Europe, Middle East and Africa, and Company Group Chairman of Worldwide Commercial and Operations for J&J’s CNS, Internal Medicine and Virology franchise. He currently is a Director at Savient Pharmaceuticals Inc. (Nasdaq: SVNT). Mr. Norton has studied Computer Programming Technology at the Control Data Institute in Sydney, Australia, as well as Marketing at the College of Distributive Trades at London and Preston Polytechnic in Preston, United Kingdom.

•	Herman Rosenman: Mr. Rosenman was most recently at Gen-Probe Inc., a medical diagnostics company, where starting in 2001 he held the role of SVP of Finance and then Chief Financial Officer. At Gen-Probe, he led a company spin-off and helped lead a significant turnaround at Gen-Probe that resulted in a more than 1,200% increase in the company’s stock price. He also helped manage the process of selling the company in 2012 for $3.72 billion, generating significant value for shareholders. Prior to Gen-Probe, Mr. Rosenman was President and Chief Executive Officer of Ultra Acquisition Corp, where he re-engineered the manufacturing division, more than tripling the company’s revenue and quadrupling the size of its dealer base. He is currently a Director and Chairman of the Audit and Compensation Committees of BioFire Diagnostics, and a former Director and Committee Chairman at ARYx Therapeutics, Inc., Infinity Pharmaceuticals, Inc. (Nasdaq: INFI), and Emphasys Medical, Inc. Mr. Rosenman holds an M.B.A. in Finance from the Wharton School of the University of Pennsylvania, and a B.B.A. in Accounting and Finance from Pace College.

•	Dr. Rolf Bass, Alternative Nominee: Dr. Bass most notably served in the distinguished role of Head of the Human Medicines Evaluation Unit at the EMA in London from 1995 to 2000. There he oversaw medicines for human use and supported designated Central and Eastern European Countries Drug Regulatory Authorities in the accession of their countries to the European Union. In 2000, he was appointed member to the CPMP (now CHMP), and set up the new Department for European and International Business of the Federal Institute for Drugs and Medical Devices. Most recently, Dr. Bass was appointed Visiting Professor for Pharmaceutical Medicine at the University of Basel, Switzerland in 2007. Previously, Dr. Bass joined the German Health Authority as Head of the Pre- Clinical Department at its Drug Institute. Dr. Bass holds a medical degree from Free University of Berlin.

•	Melvin Keating, Alternative Nominee: Mr. Keating most recently served as President and Chief Executive Officer of Alliance Semiconductor Corp. from 2005 to 2008. During that time, he transformed it from a distressed company with a market capitalization of $80 million to one that generated over $250 million of distributable cash and a 2.5x increase in the company’s stock price. Prior to his role at Alliance Semiconductor, Mr. Keating served as Executive Vice President and Chief Financial Officer and Treasurer of QUOVADX INC. from 2004 to 2005, and as a strategy consultant at Warburg Pincus Equity Partners from 1997 to 2004. He currently serves a Director of API Technologies Corp (Nasdaq: ATNY), Red Lion Hotels Corp (NYSE: RLH), Crown Crafts, Inc. (Nasdaq: CRWS), BluePhoenix Solutions Ltd (Nasdaq: BPHX), Marlborough Software Development Corp. He previously served on the boards of White Electronic Designs and Integral Systems, where he led strategic reviews of the businesses that resulted in sales of each of the companies at approximately 2x the stock price when he joined the boards. He also was previously a director of Aspect Medical Systems. Mr. Keating received an M.B.A. in Finance and MS in Accounting from the Wharton School of the University of Pennsylvania, and B.A. at Rutgers University.

About First Manhattan Co.

First Manhattan Co. (“FMC”) was founded in 1964 and remains an owner-operated investment advisory firm. FMC is registered with the U.S. Securities and Exchange Commission as an investment adviser and as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (FINRA).

FMC provides professional investment management services primarily to high net worth individuals as well as to partnerships, trusts, retirement accounts, pension plans and institutional clients. The firm currently manages in excess of $14 billion.

Additional Information

FIRST MANHATTAN CO., FIRST HEALTH, L.P., FIRST HEALTH LIMITED, FIRST HEALTH ASSOCIATES, L.P., FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, FIRST BIOMED, L.P. AND FIRST BIOMED PORTFOLIO, L.P. (COLLECTIVELY, “FIRST MANHATTAN”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO SOLICIT PROXIES FROM THE STOCKHOLDERS OF VIVUS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND

OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY FIRST MANHATTAN, MICHAEL JAMES ASTRUE, JON C. BIRO, JOHANNES J.P. KASTELEIN, SAMUEL F. COLIN, DAVID YORK NORTON, HERMAN ROSENMAN, ROLF BASS AND MELVIN L. KEATING (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF THE COMPANY, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY WILL BE FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND WILL, ALONG WITH OTHER RELEVANT DOCUMENTS, BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, FIRST MANHATTAN WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD (WHEN AVAILABLE) WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED BY FIRST MANHATTAN WITH THE SEC ON MARCH 8, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Contacts

The Abernathy MacGregor Group
Chuck Burgess / Mike Pascale, 212-371-5999
clb@abmac.com / mmp@abmac.com